KITTLE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Kittle Capital Markets, LLC (the Company) is organized as an Indiana limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed to engage primarily in the distribution of private placements of real estate products as well as to a lesser extent, the public offering of unlisted shares of Real Estate Investment Trusts ("REITs"). The private placements will typically consist of Regulation D offerings. The offerings will be structured by the Firm's parent company, Herman & Kittle Properties, Inc., or one of its affiliates, together with outside legal counsel. Once structured, the offerings will be marketed by the Company. The securities will be offered on a best efforts basis to investment advisors, accredited investors that are known to the Company's registered personnel.

The Company does not maintain securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

The Company was approved by FINRA on July 11, 2013.

Estimates: The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported revenues and expenses. Accordingly, actual results could vary from those estimates.

Revenue Recognition: Revenues related to the Company's services are recorded on an accrual basis when earned.

Cash is maintained in bank deposit accounts which, at times, may exceed federally insured limits. To date, there have been no losses in such accounts.

Income Taxes: The Company is a limited liability company whereby taxable income, losses, credits, etc. are recognized for federal and state income tax reporting purposes by its member. Accordingly, no provision or liability for federal or state income taxes has been reflected in the accompanying financial statements.

The Company's member files federal and various state income tax returns. The Company's member is no longer subject to U.S. federal and state income tax examinations by tax authorities for all year before 2012.

Subsequent Events: The Company has evaluated the financial statements for subsequent events occurring through February 23, 2016, the date the financial statements were available to be issued.

NOTE 2 - NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital and requires that the ratio of Aggregate Indebtedness to Net Capital, both as defined, shall not exceed 15 times Net Capital. At December 31, 2015, the Company had Net Capital of $28,608, which was $23,608 in excess of the required Net Capital of $5,000.

NOTE 3 - COMMITMENTS

For the year ended December 31, 2015, total rent expense was $936.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company incurs expenses pursuant to an expense sharing arrangement with its affiliate for expenditures such as salaries and rent. Expenses related to this arrangement totaled $28,884 in 2015. During 2015, the Company's affiliate forgave expenses incurred in 2014 and 2015 under this arrangement totaling $24,070. Amounts due under these arrangements totaled $9,628 at December 31, 2015.

NOTE 5 – CONCENTRATIONS

Revenues from one client amounted to 100% of revenue in 2015. There are no accounts receivable from this client at December 31, 2015.